Exhibit 2.2

Execution Version

AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 1 to the BUSINESS COMBINATION AGREEMENT, dated as of April 22, 2024 (this “Amendment”), is made by and between Israel Acquisitions Corp, a Cayman Islands exempted company (“SPAC”) and Pomvom Ltd., a company organized under the laws of the State of Israel (the “Company”). SPAC and the Company shall each be referred to herein from time to time individually as a “Party” and collectively as the “Parties”.

RECITALS:

WHEREAS, SPAC and the Company entered into that certain Business Combination Agreement, dated as of January 2, 2024 (the “Business Combination Agreement”);

WHEREAS, pursuant to Section 8.3 of the Business Combination Agreement, the Business Combination Agreement may be amended, modified or supplemented by an agreement in writing executed by SPAC and the Company; and

WHEREAS, SPAC and the Company desire to amend the Business Combination Agreement as hereinafter set forth.

NOW, THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.       Definitions.   Capitalized terms used in this Amendment and not otherwise defined herein shall have the respective meanings ascribed to them in the Business Combination Agreement.

2.      Amendments.   The Business Combination Agreement is hereby amended as follows:

a.      Section 5.14(a)(ii) is hereby deleted in its entirety and replaced with the following:

(ii)     up to five (5) directors designated by the Company; provided, that if the Company designates more than three (3) directors, then any additional directors designated by the Company shall be approved by SPAC; provided further, that all directors to the NewPubco Board shall be agreed upon by June 30, 2024.

b.      Section 5.20 is hereby deleted in its entirety and replaced with the following:

Post-Closing Officer and Director Remuneration.   As soon as practicable after the execution of this Agreement, the Company shall retain an independent compensation consultant to conduct a benchmark analysis of the compensation packages for officers and directors of public market companies that are comparable to the Company (the “Benchmark Analysis”) in order to provide compensation packages to the officers and directors of the Company after the Closing Date that are in line with public market practices. The Benchmark Analysis, as well as the recommendations contained therein, shall be presented to the Company’s Compensation Committee and Company Board in connection with their review and approval of such compensation packages by June 30, 2024, which shall, subject to the receipt of any required approval of the Company Shareholders, be effective as of the Closing Date.

c.      Section 7.1(j) is hereby deleted in its entirety and replaced with the following:

(j)      by the Company if by August 31, 2024 (the “Minimum Equity Financing Proceeds Termination Date”) and based on the status of the PIPE Financing and Equity Financing, as of the Minimum Equity Financing Proceeds Termination Date, the irrevocably committed aggregate amount of the PIPE Financing plus the Equity Financing is less than $5,000,000; provided, however, that that if potential investors have presented the Company with one or more term sheets for aggregate PIPE Financing and Equity Financing on terms that the SPAC reasonably and in good faith believes to be “market”, equal to or in excess of $5,000,000 prior to the Minimum Equity Financing Proceeds Termination Date and the Company has, acting reasonably and in good faith, refused to accept such term sheet(s), then the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.1(j); provided, however, that if such term sheet(s) provide terms that value the Company equity value less than the Company Equity Value (without taking into account any parallel transactions) and the Company refuses to accept such terms sheet(s) because it, reasonably and in good faith, believes that the terms in such terms sheet(s) (i) are not “market” or (ii) will materially and adversely affect the financial or operational position of the Company, then the Company shall be entitled to terminate this Agreement pursuant to this Section 7.1(j).

3.       Effect of this Amendment.   Except as expressly provided by this Amendment, each of the provisions of the Business Combination Agreement shall remain unchanged and in full force and effect following the execution of this Amendment. Following the execution of this Amendment, references in the Business Combination Agreement to “this Agreement”, “herein”, “hereof” or phrases having a similar meaning shall refer to the Business Combination Agreement as amended by this Amendment.

4.      Entire Agreement.   This Amendment and the Business Combination Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties or any of their respective Subsidiaries with respect to the subject matter hereof.

5.      General Provisions.   Section 8.4 (Notices), Section 8.5 (Governing Law), Section 8.7 (Construction; Interpretation), Section 8.10 (Severability), Section 8.11 (Counterparts; Electronic Signatures), Section 8.14 (Waiver of Jury Trial) and Section 8.15 (Submission to Jurisdiction) of the Business Combination Agreement are incorporated herein by reference and shall apply, mutatis mutandis, to this Amendment as though fully set forth herein.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed by their respective authorized representatives as of the date first written above.

ISRAEL ACQUISITIONS CORP

By:	/s/ Ziv Elul
Name: Ziv Elul
Title: Chief Executive Officer

POMVOM LTD.

By:	/s/ Yehuda Minkovicz
Name: Yehuda Minkovicz
Title: Chief Executive Officer

[Signature Page to Amendment No. 1 to Business Combination Agreement]